14041753

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31654

RECEIVED OCT 01 2014

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8-1-2013 AND ENDING 7-31-2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: General SECURITIES CORP

OFFICIAL USE ONLY
15062
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2007 Fayette
(No. and Street)

N. Kansas City (City) MO (State) 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

816-810-6404, 816-472-7170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruce Culley CPA PC
(Name – *if individual, state last, first, middle name*)

3000 NE Brooktree Lane Suite 210 Gladstone MO 64119-1861
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David S Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of General Securities Corp, as of 7-31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Sherry Kruger
Notary Public

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

SHERRY KRUGER
My Commission Expires
June 5, 2016
Clay County
Commission #12464101

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of
Certified Public Accountants

Member Missouri Society of
Certified Public Accountants

SEC MAIL PROCESSING
RECEIVED
OCT 01 2014
WASH, D.C.
191
SECTION

GENERAL SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JULY 31, 2014

GENERAL SECURITIES CORPORATION

Table of Contents

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721

Independent Auditor's Report

Board of Directors
General Securities Corporation
North Kansas City, Missouri

I have audited the accompanying statement of financial condition of General Securities Corporation as of July 31, 2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of General Securities Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General Securities Corporation as of July 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information (Computation of Net Capital under Exchange Act Rule 15c3-1, 17 C.F.R. § 240.15c3-1, and Computation for Determination of the Reserve Requirements under Exhibit A of Exchange Act Rule 15c3-3, 17 C.F.R. § 240.15c3-3) has been subjected to audit procedures performed in conjunction with the audit of General Securities Corporation's financial statements. The supplemental information is the responsibility of General Securities Corporation's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
September 26, 2014

GENERAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2014

ASSETS	
Cash	$ 76,187
Cash - Money Market	37,010
Deposits with Clearing Organization	50,198
Receivable from Clearing Organizations	6,746
Prepaid Rent	900
Furniture, Equipment and Leasehold Improvements at Cost, less Accumulated Depreciation and Amortization of $7,446	2,127
Deferred Taxes, Net of Valuation Allowance of $0	2,590
Total Assets	$ 175,758
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payroll and Related Taxes	$ 2,526
Commissions Payable	7,004
Accounts Payable and Accrued Expenses	12,350
Income Taxes Payable	8,834
Total Liabilities	30,714
Stockholders' Equity	
Common Stock, 30,000 Shares Authorized 28,000 Issued and Outstanding, $1.00 Par Value	28,000
Additional Paid-in Capital	87,848
Retained Earnings	414,696
Treasury Stock	(385,500)
Total Stockholders' Equity	145,044
Total Liabilities and Stockholders' Equity	$ 175,758

See accompanying notes to the financial statements.

GENERAL SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED JULY 31, 2014

REVENUES	
Commissions	$ 398,453
Other	5,146
Total Revenues	403,599
EXPENSES	
Salaries	148,896
Clearance Brokerage	68,669
Commissions	57,583
Communications	2,012
Occupancy	10,800
Regulations and Fees	743
Payroll Taxes	10,912
Cleaning	1,560
Office Expense	8,193
Accounting and Audit	7,500
Insurance	26,326
Utilities	3,536
Depreciation	1,775
Dues and Publications	1,088
Postage and Shipping	1,544
Other Taxes	309
Advertising and Promotion	316
Miscellaneous	321
Profit Sharing	4,000
Profit Sharing Administration	1,310
Disposal of Asset	358
Total Expenses	357,751
Income (Loss) Before Income Taxes	45,848
Income Tax Expense (Refund)	20,421
Total Income Tax Expense	20,421
Net Income (Loss)	$ 25,427

See accompanying notes to the financial statements.

GENERAL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JULY 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock
Balance, Beginning of Year	$ 28,000	$ 87,848	$ 389,269	$(385,500)
Dividends	-	-	-	-
Net Income (Loss)	-	-	25,427	-
Purchase Treasury Stock	-	-	-	-
Balance, End of Year	$ 28,000	$ 87,848	$ 414,696	$(385,500)

See accompanying notes to the financial statements.

GENERAL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 25,427
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation	1,775
Deferred Taxes	11,587
(Increase) Decrease in Assets	
Receivable from Brokers and Clearing Organizations	(3,559)
Income Tax Receivable	3,091
Increase (Decrease) in Liabilities	
Payroll and Related Payable	780
Accounts Payable and Accrued Expenses	(4,150)
Income Tax Payable	8,834
Commissions Payable	7,004
Other	(640)
Total Adjustments	24,722
Net Cash Used by Operating Activities	50,149
CASH FLOWS FROM INVESTING ACTIVITIES	
Increase in Furniture and Equipment	359
Net Cash Used by Investing Activities	359
CASH FLOWS FROM FINANCING ACTIVITIES	-
Net Decrease in Cash	50,508
Cash, Beginning of Year	25,679
Cash, End of Year	$ 76,187

See accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS

General Securities Corporation (the Corporation) is a broker/dealer registered with the Securities and Exchange Commission, having all customer transactions cleared through a broker-dealer on a fully disclosed basis. It maintains an office in Missouri and its client base is largely located in this market area. The Corporation is a member of FINRA, MSRB and SIPC. The Corporation is primarily engaged in the buying and selling of securities, commodities, mutual funds and insurance products. The Corporation also engages in providing investment advisory services to its customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Corporation's financial statements. The financial statements and notes are representations of the Corporation's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the financial statements.

Basis of Accounting

The Corporation prepares its financial statements on the accrual basis of accounting. Brokerage transactions of the Corporation are recorded on a trade date basis. Customer brokerage transactions are recorded on a settlement date basis. All related commission income and expenses are recorded on a trade date basis.

Cash

For the purposes of the statement of cash flows, the Corporation considers cash and restricted cash to be cash equivalents.

Marketable Securities, Owned

Marketable securities are valued at market and consist of money market funds. The resulting difference between cost and market (or fair value) is included in income on the income statement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Marketable Securities, Owned – Continued

The Corporation clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Corporation which consist of money market mutual funds.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. The cost of property, plant and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over thirty nine years. Depreciation is computed on an accelerated method for financial reporting purposes and for income tax purposes. Depreciation expense of $1,775 was recorded for the year ended July 31, 2014. The Corporation's property, plant and equipment with related accumulated depreciation consists of:

Office Equipment	$ 2,132
Computer Equipment	7,441
Total	9,573
Accumulated Depreciation	(7,446)
Net Book Value	$ 2,127

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate to timing differences when income and expenses are reported for tax and accounting purposes. The deferred tax asset represents the future tax return consequences of those differences, which will either be deductible when the assets are recovered or settled. The entire deferred tax asset comes from charitable contribution carryover for contributions deducted for accounting purposes but limited deductibility for tax purposes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes- Continued

Management has evaluated tax positions taken or expected to be taken in the course of preparing the Corporation's tax returns with assistance from the Corporation's tax preparer to determine whether its tax positions are more likely than not to be sustained by applicable taxing authorities; likely tax positions are reported in these financial statements, and management is not aware of any unlikely tax positions, with the result that no unlikely tax positions are reported.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

Subsequent events have been evaluated through September 26, 2014, which is the date the financial statements were issued.

NOTE 3 – DEPOSITS WITH CLEARING ORGANIZATIONS

The Corporation maintains a cash deposit with a clearing organization. The deposit is required as part of agreements disclosing that the organization will act as clearing broker for the Corporation. The clearing broker is Southwest Securities, Inc. The balance on deposit with Southwest Securities, Inc. at July 31, 2014, was $50,198.

NOTE 4 – EMPLOYEE BENEFIT PLAN

The Corporation has a non-qualified employee medical reimbursement plan. The plan was designed to assist employees (participants) in providing for medical and dental bills. The employees contribute from their payroll checks through payroll deductions. The funds are deposited in a separately maintained cash account. There is also a separately recorded liability representing the funds contributed by employees.

NOTE 5 – OPERATING LEASES

The Corporation leases commercial office space at 2007 Fayette, North Kansas City, Missouri. The lease is a renewable non-cancelable three-year operating lease, expiring January 15, 2016. Occupancy expenses of $10,800 were recorded for the year ended July 31, 2014. As of July 31, 2014, the aggregate future minimum lease payments for the remainder of the lease are:

Year Ended July 31	Minimum Lease Payment
2015	$ 10,800
2016	5,400

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Corporation's minimum net capital requirement is $50,000. As of July 31, 2014, the Corporation had net capital of $138,401 which was in excess of the required amount by $88,401.

General Securities is exempt from SEC Rule 15c3-3 (which requires a computation for determination of reserve requirements) under K2ii.

NOTE 8 – RETIREMENT PLAN

General Securities Corporation adopted a retirement plan effective August 1, 1995. The plan is a 401k plan. To be eligible, employees must be at least 18 years of age, complete 1,000 hours of service per year, and have completed at least one year with the Corporation. Employees are allowed to make elective deferrals to the plan. The employer may make matching contributions to the accounts of all participants who make elective deferrals to the plan. Employee contributions to the plan are 100% vested at the time they are made.

Employer contributions are fully vested after five years of service with the Corporation. The Corporation made no matching contributions to the plan for the year ended July 31, 2014.

NOTE 9 – INCOME TAXES

The Corporation uses the accrual method of accounting for income tax purposes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of income taxes currently due plus deferred taxes. The deferred taxes represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The deferred tax asset has been calculated as follows:

Deferred Tax Asset, Beginning of Year	$ 14,177
Additions during Fiscal 2014	-
Used during Fiscal 2014	(927)
Valuation Allowance	(10,660)
Deferred Tax Asset, End of Year	$ 2,590

The entire deferred tax asset recorded on the books was created from charitable contributions made by the Corporation prior to 2010. Deductions were limited by the Internal Revenue Service to a percentage of the taxable income. The charitable contributions will be deductible in future years based upon the Corporation's taxable income. Since 2009, no additional benefits from the charitable contributions (incurred but not deductible in that year) have been recognized by the Corporation because of the uncertainty as to when or if any benefit will be realized. The Corporation wrote off $10,660 in deferred taxes resulting from the expiration of the tax benefit from the carryover of the charitable contribution deduction.

NOTE 10 – INVESTMENTS REPORTED AT FAIR VALUE

Fair value is defined as the price that would be received to sell an asset or settle a liability in an orderly transaction between market participants at the measurement date pursuant to a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs are used to measure fair value.

Level 1	Quoted prices in active markets for identical assets or liabilities
Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Investments consist of level-one, available-for-sale securities at fair value as follows:

Money Market Funds	$87,208

SUPPLEMENTARY SCHEDULES

GENERAL SECURITIES CORPORATION145
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2014

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			145,404
2.				
3.	Deduct ownership equity not allowable for Net Capital			[3490]
4.	Total ownership equity qualified for Net Capital			145,404 [3500]
5.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
6.	Total capital and allowable subordinated liabilities			145,404 [3530]
7.	Deductions and/or charges:			
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)		6,262 [3540]	
	B. Secured demand Note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and /or Charges		[3610]	[3620]
8.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			139,142 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities Commitments		[3660]	
	B. Subordinated securities Borrowings		[3670]	
	C. Trading and investment Securities:			

GENERAL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2014

1. Exempted securities		[3735]	
2. Debt Securities		[3733]	
3. Options		[3730]	
4. Other securities		740 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		[3736]	740 [3740]
10. Net Capital			138,402 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	2,048 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	50,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14. Excess net capital (line 10 less 13)	88,402 [3770]
15. Net capital less greater of 10% of line 19 or 120% of line 12	78,401 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.1.liabilities from Statement of Financial Condition		30,714 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

GENERAL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2014

Reconciliation with Corporation's Computation
(Included in Part IIA of Form X-17A-5 as of July 31, 2014)

Net Capital, as reported in Corporation's Part IIA (Unaudited)	$ 145,403
Net Audit Adjustments	359
Net Capital per Audit	$ 145,044

General Securities Corp.™
2007 Fayette
N. Kansas City, MO 64116
816 472-7170
800 873-4365
FAX 816 472-0317

EXEMPTION

During the fiscal year, to the best knowledge and belief of David S. Miller, President and chief compliance officer, states that General Sercurities used exemption 15c3-3)2 (ii) in that GSC was an introducing broker dealer, cleared all transactions with and for customers on a fully disclosed basis without exceptions with Southwest Securities and GSC promptly transmitted all customer funds and securities to Southwest Securities which carried all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. General Securities maintained Southwest Securities as their clearing broker through-out the entire fiscal year.

David S. Miller
President

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721

Independent Auditor's Review Report

Board of Directors
General Securities Corporation
North Kansas City, Missouri

I have reviewed management's statements, included in the accompanying exemption report, in which (1) General Securities Corporation identified the following provisions of 17 C.F.R. 15c3-3(k) under which General Securities Corporation claimed an exemption from 17 C.F.R. 240. 15c3-3 (2)(ii) and (2) General Securities Corporation stated that General Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. General Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about General Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) under the Securities Exchange Act of 1934.

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
September 26, 2014